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Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-6 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2001

Activcard S.A.
(exact name of registrant as specified in its charter)

24-28 Avenue du General de Gaulle
92156 Suresnes Cedex France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F /x/  Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes / /  No /x/

Forward-looking Statements

    This Report of Foreign Private Issuer Pursuant to Rule 13a-6 or 15d-16 of the Securities Exchange Act of 1934 contains disclosures that are "Forward-looking Statements." Forward-looking statements involve risks and uncertainties and several factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements relate to anticipated revenues, gross margins, earnings, and growth of the market for our products. The following factors, among others, could cause actual results to differ from those indicated in the forward-looking statements: uncertainties associated with market acceptance of and demand for our products, impact of competitive products and pricing, dependence on third party suppliers, uncertainties associated with the development of technology and the dependence on intellectual property rights. Investors are directed to the most recent ActivCard S.A. annual report, which is available from the company without charge for a more complete description of our business and to ActivCard S.A.'s Prospectus dated March 16, 2000 included in the Company's Registration Statement on Form F-1 (No. 333-11540) filed with the Securities and Exchange Commission for other factors that could cause actual results to differ materially from those in the forward-looking statements.

    We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

    This Form 6-K includes the press release "Activcard Posts Record Revenue With 76% Growth In Third Quarter" dated October 30, 2001.

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2001

                      ActivCard, S.A.

                      By: /s/ Blair Geddes
                      Name: Blair Geddes
                      Title: Chief Financial Officer

ACTIVCARD POSTS RECORD REVENUE WITH 76% GROWTH IN THIRD QUARTER

FREMONT, CA—October 30, 2001—ActivCard (Nasdaq: ACTI / Nasdaq Europe: ACTI), a leading provider of smart card and digital identity provisioning products and technology, today reported financial results for its third quarter ended September 30, 2001.

Revenue for the third quarter increased 76% to a record $8.8 million from $5.0 million in the comparable period of 2000. Revenue for the third quarter included $3.2 million from a non-monetary transaction with VeriSign. Excluding foreign currency transaction gains and losses and non-recurring charges, pro forma net loss for the quarter ended September 30, 2001 was $2.6 million, or $0.06 per diluted share, compared to pro forma net income of $1.1 million, or $0.03 per diluted share, in the third quarter of the previous year. Including foreign currency transaction gains and losses and non-recurring charges, net loss for the quarter was $3.8 million, or $0.10 per diluted share, compared to net income of $28.4 million, or $0.66 per diluted share, in the third quarter of the prior year. Net income for the comparative period last year included a foreign currency translation gain of $27.2 million.

On October 26, 2001, ActivCard appointed Steven Humphreys as its Chief Executive Officer and to its Board of Directors. Mr. Humphreys brings nearly 20 years of technology industry experience. He formerly served in senior level positions at SCM Microsystems, Caere Corporation and several General Electric business units.

Steven Humphreys, newly-appointed Chief Executive Officer of ActivCard, commented, "ActivCard continues to establish itself as a leader in the digital identity market. Recently, the Company launched enhanced new products, including ActivCard Gold 2.0 and the next generation of its ActivPack Authentication Server. ActivCard also formed key strategic relationships and continued building its base of strong customer relationships. I'm very pleased to join a company of this caliber and potential at this stage of its growth, and at this important moment in the digital identity market. I look forward to leading the ActivCard team as we focus on rapid execution to strengthen our market presence and technological leadership."

Blair Geddes, Chief Financial Officer, commented, "Despite the challenging economic environment, ActivCard achieved strong year-over-year growth and reported its eighth consecutive quarter of record revenue. Additionally, over the past few months we have achieved several key objectives. We entered into a comprehensive strategic relationship with VeriSign, made further deployments into the U.S. Department of Defense, and completed our acquisition of Authentic8 International. With the appointment of Steve Humphreys, we also completed our CEO search and we believe that ActivCard is poised to prepare for the next phase of its growth."

In the nine-month period ended September 30, 2001, the Company reported revenue of $24.4 million, a 104% increase over $12.0 million in the comparable period of the previous year. Pro forma net loss for the nine-month period was $5.3 million, or $0.13 per diluted share, versus pro forma net loss of $456,000, or $0.01 per diluted share, in the first nine months of 2000. Net loss for the recently completed nine month period was $6.9 million, or $0.17 per diluted share, versus net income of $32.0 million, or $0.77 per diluted share, in the first nine months of the previous year. Net income for the comparative nine-month period ended September 30, 2000 included a net foreign currency translation gain of $32.4 million.

ActivCard's third quarter earnings conference call will be held today, Tuesday, October 30th, at 4:00 p.m. GMT/ 11:00 a.m. EST / 8:00 a.m. PST. The conference call will be simultaneously broadcast over the Internet and can be accessed on the Company's website, www.activcard.com. To listen to the web cast, please logon to the Company's web site prior to the scheduled call time, to register, download and install any necessary audio software. If you are unable to attend the conference call at the scheduled time, a replay of the web cast will also be available at http://www.activcard.com.

About ActivCard

ActivCard, a leader in digital identity and electronic certification technology, delivers core components required to enable next generation e-Business communications and transactions. ActivCard solutions, in conjunction with the applications support for public key-based data confidentiality, and integrity, allow individuals and businesses to perform secure online transactions over the Internet with the ease-of-use of an ATM transaction. Today, more than 2 million people use ActivCard products for secure Internet banking, Web access and remote access to corporate networks. ActivCard has headquarters in Fremont, California, and Suresnes, France with worldwide operations in Australia, Germany, Japan, Sweden, Singapore, the United Kingdom and The Netherlands.

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties, including risks associated with fluctuations in operating results, international operations, acquisitions and managing the Company's future growth, and other risks identified in the Company's periodic filings with the United States Securities and Exchange Commission, including but not limited to those appearing under the caption "Risk Factors" in the Company's annual report on Form 20-F. Actual results, events and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. ActivCard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ActivCard, S.A.

Unaudited Pro forma Condensed Consolidated Statements of Operations

(In thousands of US dollars, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2001	2000	2001	2000
Revenues	$8,804	$5,002	$24,418	$11,955
Cost of revenues	2,189	2,051	7,487	4,796

Gross profit	6,615	2,951	16,931	7,159

Operating expenses:
Selling and marketing	5,831	3,777	17,908	10,490
General and administrative	1,103	1,035	3,136	2,224
Research and development	4,894	2,120	12,738	5,646

Total operating expenses	11,828	6,932	33,782	18,360

Operating loss	(5,213)	(3,981)	(16,851)	(11,201)
Interest income	2,633	5,130	11,590	10,746

Net (loss) income before income taxes	(2,580)	1,149	(5,261)	(455)
Provision for income taxes	—	—	(1)	(1)

Pro forma net (loss) income	$(2,580)	$1,149	$(5,262)	$(456)

Pro forma (loss) earnings per common share:
Basic	$(0.06)	$0.03	$(0.13)	$(0.01)
Diluted	$(0.06)	$0.03	$(0.13)	$(0.01)
Weighted average number of common shares:
Basic	40,165	39,592	39,997	37,245
Diluted	40,165	42,730	39,997	37,245
The following items have been excluded in deriving pro forma results:
Operating expenses:
Acquisition-related charges	$(480)	$—	$3,301	$—
Compensation paid to departing C.E.O.	—	—	881	—
In process research and development	300	—	401	—
Amortization of Goodwill and other intangibles	197	—	197	—
Amortization of deferred compensation related to acquisition	166	—	166	—
Settlement of litigation	(105)	—	96	—

Total excluded from operating expenses	78	—	5,042	—
Foreign exchange (gain) loss	1,166	(27,222)	(3,442)	(32,443)

Total net pro forma adjustments	$1,244	$(27,222)	$1,600	$(32,443)

ActivCard, S.A.

Unaudited Condensed Consolidated Statements of Operations (U.S. GAAP)

(In thousands of US dollars, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2001	2000	2001	2000
Revenues	$8,804	$5,002	$24,418	$11,955
Cost of revenues	2,189	2,051	7,487	4,796

Gross profit	6,615	2,951	16,931	7,159

Operating expenses:
Selling and marketing	5,864	3,777	17,941	10,490
General and administrative	1,103	1,035	3,136	2,224
Research and development	5,027	2,120	12,871	5,646
Non-recurring charges	(88)	—	4,876	—

Total operating expenses	11,906	6,932	38,824	18,360

Operating loss	(5,291)	(3,981)	(21,893)	(11,201)
Interest income	2,633	5,130	11,590	10,746
Foreign exchange gain (loss)	(1,166)	27,222	3,441	32,442

Net (loss) income before income taxes	(3,824)	28,371	(6,861)	31,988
Provision for income taxes	—	—	(1)	(1)

Net (loss) income	$(3,824)	$28,371	$(6,862)	$31,987

(Loss) earnings per common share:
Basic	$(0.10)	$0.72	$(0.17)	$0.86
Diluted	$(0.10)	$0.66	$(0.17)	$0.77
Weighted average number of common shares:
Basic	40,165	39,592	39,997	37,245
Diluted	40,165	42,730	39,997	41,878

ActivCard, S.A.

Unaudited Condensed Consolidated Balance Sheets (U.S. GAAP)

(In thousands of US dollars)

	September 30, 2001	December 31, 2000(1)
ASSETS
Current assets
Cash and cash equivalents	$273,849	$309,850
Accounts receivable, net	10,208	5,835
Inventory, net	2,782	3,480
Other current assets	2,744	4,259

Total current assets	289,583	323,424
Property and equipment, net	9,204	1,838
Goodwill and other intangibles, net	19,979	—
Other assets	951	1,073

Total assets	$319,717	$326,335

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$6,096	$4,985
Accrued liabilities	4,914	3,028
Deferred revenue	1,984	3,451

Total current liabilities	12,994	11,464
Long-term debt	216	108

Total liabilities	13,210	11,572

Shareholders' equity
Common shares and paid-in capital	388,440	385,356
Accumulated deficit	(60,429)	(53,567)
Accumulated other Comprehensive loss	(19,674)	(17,026)
Deferred stock compensation	(1,830)	—

Total shareholders' equity	306,507	314,763

Total liabilities and shareholders' equity	$319,717	$326,335

(1)
Derived from Audited Financial Statements

ActivCard, S.A.

Unaudited Condensed Consolidated Statements of Cash Flows (U.S. GAAP)

(In thousands of US dollars)

	Three months ended September 30, 2001	Nine months ended September 30, 2001
Operating activities:
Net loss	$(3,824)	$(6,862)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	512	1,128
In-process research and development	300	405
Amortization of goodwill and other intangibles	175	175
Amortization of deferred compensation on issuance of shares	166	166
Other non-cash items	(52)	239
Increase (decrease) in cash from:
Accounts receivable	(3,417)	(3,350)
Inventory	(618)	822
Other current assets	199	1,852
Accounts payable	1,884	(1,576)
Accrued liabilities	(524)	(170)

Net cash used in operating activities	(5,199)	(7,171)

Investing activities
Capital expenditures	(3,710)	(7,719)
Cash consideration for acquisitions	(15,891)	(18,159)
Cash balances from acquisitions	(38)	50

Net cash used in investing activities	(19,639)	(25,828)

Financing activities
Proceeds from exercise of options, rights and warrants	41	77
Repayment of long-term debt	(56)	(127)

Net cash used in financing activities	(15)	(50)

Effect of exchange rate changes on cash and cash equivalents	2,125	(2,952)

Change in cash in period	(22,728)	(36,001)
Cash and cash equivalents, beginning of period	296,577	309,850

Cash and cash equivalents, end of period	$273,849	$273,849

ActivCard, S.A.

Unaudited Notes to Condensed Consolidated Financial Statements (U.S. GAAP)

Acquisitions

(In thousands of US dollars)

	Authentic8	Straight-line amortization period
Purchase consideration:
Cash consideration for business acquisition	$15,844

Purchase price allocated as follows:
Net tangible liabilities assumed	$(823)	—
Developed and core technology	1,900	5 years
Sales channel and customer relationship	200	1.5 years
In-process research and development	300	—
Goodwill	14,267	—

Net cash used in investing activities	$15,844

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Forward-looking Statements
ACTIVCARD POSTS RECORD REVENUE WITH 76% GROWTH IN THIRD QUARTER
Unaudited Pro forma Condensed Consolidated Statements of Operations
Unaudited Condensed Consolidated Statements of Operations (U.S. GAAP)
Unaudited Condensed Consolidated Balance Sheets (U.S. GAAP)
Unaudited Condensed Consolidated Statements of Cash Flows (U.S. GAAP)
Unaudited Notes to Condensed Consolidated Financial Statements (U.S. GAAP)  Acquisitions